EXHIBIT 21

CTG RESOURCES, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Incorporated Under the Laws of	Percentage of Voting Securities Owned By Immediate Parent

Connecticut Natural Gas Corporation ("CNG")(1)	Connecticut	100%
CNG Realty Corp.	Connecticut	100%
The Greenwich Gas System, Inc.(2)	Connecticut	100%

The Energy Network, Inc.("TEN")(3)	Connecticut	100%
The Hartford Steam Company	Connecticut	100%
ENI Gas Services, Inc.	Connecticut	100%
TEN Gas Services, Inc.	Connecticut	100%
TEN Transmission Company	Connecticut	100%

(1) CNG Realty Corp. is a wholly owned subsidiary of CNG at September 30, 1999.

(2) The Greenwich Gas System, Inc.: inactive.

(3) The Hartford Steam Company, ENI Gas Services, Inc., TEN Gas Services, Inc. and TEN Transmission Company are wholly owned subsidiaries of TEN at September 30, 1999.